
March 31, 2014

<u>Via E-mail</u>
Mark Wentura
President and Chief Executive Officer
Iron Horse Clothing Corporation
1012 Main Street, Suite 104
Ramona, CA 92065

  Re: **Iron Horse Clothing Corporation**
     Current Report on Form 8-K
     Amendment No. 1 filed December 3, 2013
     Form 10-Q for the quarter ended September 30, 2013
     Filed December 3, 2013
     File No. 333-183011

Dear Mr. Wentura:

  We issued comments to you on the above captioned filings on January 2, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 14, 2014.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director